UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

First Wind Holdings Inc.

File No. 333-152671 - CF#24849

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First Wind Holdings Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 31, 2008, as amended.

Based on representations by First Wind Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 1, 2015
Exhibit 10.2	through December 1, 2015
Exhibit 10.3	through December 1, 2015
Exhibit 10.4	through December 1, 2015
Exhibit 10.7	through January 1, 2012
Exhibit 10.10	through July 1, 2013
Exhibit 10.11	through July 1, 2013
Exhibit 10.12	through July 1, 2013
Exhibit 10.13	through July 1, 2013
Exhibit 10.14	through July 1, 2013
Exhibit 10.17	through January 17, 2018
Exhibit 10.28	through October 15, 2020
Exhibit 10.29	through October 15, 2020
Exhibit 10.30	through October 15, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel